Via Facsimile and U.S. Mail
Mail Stop 4720

November 5, 2009

Anthony S. Piszel
Chief Financial Officer and Treasurer
The First American Corporation
1 First American Way
Santa Ana, CA 92707-5913

Re: The First American Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Quarterly Period Ended March 31, 2009
      File Number: 001-13585

Dear Mr. Piszel:

　　　We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief